Exhibit 99.3
Annex 1 to agenda of AGM of May 22, 2007
Remuneration Policy for the Chief Executive Officer
The goals of the Gemalto Remuneration Policy for Senior Management, including our Chief Executive Officer are to attract, retain and reward talented staff and management, by offering compensation that is competitive in the industry, motivates to surpass the Company’s business objectives and aligns the interests of management with the interests of the shareholders.
To meet these goals the remuneration package should be a combination of cash payments (base salary, variable bonus or incentives), perks and long term or deferred benefits (equity based plan, pension plan).
The remuneration of the Company’s Chief Executive Officer shall be calibrated by comparison with other relevant international / European high tech companies (the “Comparison Group”).
The Chief Executive Officer has an employment contract governed by French law with Axalto International SAS, a subsidiary of the Company and enjoys any and all benefits that may be applicable to French employees. In addition the Chief Executive Officer, as a member of the Board is entitled to a fixed remuneration. The sum of the base salary under his French employment contract and the fixed board remuneration constitute the “Total Reference Compensation”.
Remuneration policy positioning:
The overall remuneration of the Chief Executive Officer, assuming that challenging but achievable targets have been set and met, should be clearly above the market average of the remuneration practices of the Comparison Group.
In case of exceptional achievement, where the Company has realized exceptional financial results, the total compensation can be in the upper quartile of the market.
Base salary:
The Total Reference Compensation is reviewed every year but not necessarily adjusted every year.
The policy targets Total Reference Compensation for the Chief Executive Officer slightly above mid-point (near the 60th percentile) by comparison with the Comparison Group.

Variable bonus or incentives:
In addition to this amount, the Chief Executive Officer receives variable compensation, based on the achievement of personal and financial objectives, in the range 0-120% of his Total Reference Compensation for 100% achievement of objectives. Part of this variable compensation, typically half, is related to the Company’s financial results, such as, for example, Earnings Per Share (EPS), Revenue and/ or Net Income to be determined by the Board on an annual basis. The remainder depends on success in delivering on a limited number (typically 4-6) of specific strategic, tactical or individual objectives, also to be determined by the Board on an annual basis.
To encourage and reward exceptional financial results in excess of the 100% achievement of objectives, the variable compensation related to financial objectives can be increased so that the total variable compensation can reach up to 180% of the Total Reference Compensation.
The attainable total variable compensation at 100% achievement of objectives shall be clearly above mid point (60th percentile on target performance i.e. at 100% achievement of objectives) of the Comparison Group.
Long term or deferred Incentive:
GEIP
The Company has established a Global Equity Incentive Plan (the “GEIP”) for its employees.
Under the GEIP, the Chief Executive Officer may receive any of the following:
-	Options

-	Restricted shares units

-	Shares appreciation rights.
The Board is authorized to grant to the Chief Executive Officer annually a maximum number of 250,000 options. Any options granted to the Chief Executive Officer are unconditional. When granting option rights however, the Board shall apply performance criteria. Any option rights granted to the Chief Executive Officer may only be exercised upon expiration of four years after their date of grant and will be valid for up to nine and a half years as of such date. The exercise price of the options will be equal to the average of the closing price of the Gemalto share on the Euronext Paris stock exchange during the five trading days preceding the grant date.
Notwithstanding the aforementioned, unless the employment with Axalto International SAS or the Company is terminated for wilful misconduct (“faute lourde” within the meaning established by the French Supreme Court case law), any option rights will vest automatically upon decision of termination of the Chief Executive Officer and will remain exercisable for the full term of the option, notwithstanding any early termination provided in the GEIP and the relevant Sub-Plan, and all other eventual equity-based schemes will continue to vest even after the date of termination.
GESPP
The Company has established a Global Employee Share Purchase Plan (the “GESPP”) for its employees. Under the GESPP, the Company may offer eligible employees the opportunity to purchase discounted shares in the Company.
The Chief Executive Officer is authorized to participate in the GESPP, as well as in any future similar plans. The maximum contribution per year by the Chief Executive Officer to the GESPP is the lesser of 25% of his total remuneration or €20,000. The maximum discount of the purchase price of the shares is 20% based on the lesser of the value of the shares on the first day of the offering period and the last day of the offering period.
As the Chief Executive Officer has an employment contract with Axalto International SAS, he may participate in the GESPP through a FCPE (Fonds Commun de Placement d’Entreprise) (“FCPE”), in which case the FCPE subscribes to shares and the Chief Executive Officer receives in exchange part of the FCPE. Participation in the FCPE does not give rise to direct ownership of shares or the right to acquire shares in the Company.
The long term or deferred Incentive part of the total remuneration package for the Chief Executive Officer shall be clearly above mid-point by comparison with the Comparison Group.
Pension:
The Chief Executive Officer does not benefit from any special pension plan provided by Gemalto.
Severance Payment:
The Chief Executive Officer is entitled to a Severance Payment equal to one (1) year of reference salary. The reference salary to be used to compute this Severance Payment will be the annual gross salary paid by Axalto International SAS during the last twelve months preceding termination from the employment agreement, to which should be added all bonus and other discretionary cash incentives, as well as all board member fees received during that period.
The Severance Payment will not be due if the employment with Axalto International SAS or the Company is terminated for wilful misconduct (“faute lourde” within the meaning established by the French Supreme Court case law).

The Severance Payment will be in addition to the indemnities and benefits that would be provided by French laws and regulations and the collective bargaining agreement for the Engineers and Management level Employees in the Metallurgical Industry (Convention collective nationale de la Métallurgie — Ingénieurs et Cadres), with a recognized seniority since 1981, in the event of termination by Axalto International SAS, including in particular the six month notice period indemnity provided in the employment agreement, as well as the dismissal and paid vacation indemnities.
The Chief Executive Officer will not be entitled to a Severance Payment upon voluntary resignation.